Exhibit 99.1

36Kr to Hold Extraordinary General Meeting

BEIJING, August 21, 2025 /GLOBE NEWSWIRE/ -- 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR) today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders at its executive office at Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100015, at 10:00 a.m. on September 8, 2025, China Time.

Holders of record of the Company’s ordinary shares as of the close of business on August 21, 2025, Eastern Time, or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof.

Copies of the notice of the EGM and the form of proxy are available on the Company’s corporate investor relations website at http://ir.36kr.com.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and the upgrading needs of traditional companies. The Company is supported by a comprehensive database and strong data analytics capabilities. Through diverse service offerings and significant brand influence, the Company is well-positioned to continuously capture the high growth potential of China's New Economy.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com